Filed by Western Multiplex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Proxim, Inc.
Commission File No. 333-82014

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
WESTERN MULTIPLEX CORPORATION ON MARCH 14, 2002

Contact:
Karen Novak
Western Multiplex
(408) 542-5282

Debbie Abbott
Proxim
(408) 731-2790

WESTERN MULTIPLEX AND PROXIM ANNOUNCE ISS
RECOMMENDATION IN FAVOR OF PENDING MERGER

SUNNYVALE, Calif., — March 14, 2002 — Western Multiplex Corporation (Nasdaq: WMUX) and Proxim, Inc. (Nasdaq: PROX) today announced that Institutional Shareholder Services, the nation’s leading independent proxy advisory firm, recommended that its clients holding Western Multiplex and Proxim shares vote in favor of the pending merger between the two companies. Each company’s special meeting of stockholders will be held on Tuesday, March 26, 2002.

David C. King, the Chief Executive Officer of Proxim, said: “The recommendation follows a thorough analysis of the merger and its potential impact on institutional shareholder value. We are delighted that ISS shares our belief in the value and benefits of the merger.”

ISS is widely recognized as the nation’s leading independent proxy advisory firm, providing vote recommendations for more than 8,500 U.S. shareholder meetings annually. Its analyses and recommendations are relied upon by hundreds of major institutional investment firms, mutual funds and fiduciaries throughout the United States.

As previously announced, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was terminated without inquiry by the Federal Trade Commission of the Department of Justice. The waiting period pertained to the notices filed by Western Multiplex and Proxim of their pending merger. If Western Multiplex and Proxim stockholders approve the merger at the special meetings, the merger is expected to close in the first calendar quarter.

About Proxim

Proxim, Inc. the leader in wireless networking, delivers a complete range of flexible, multi-standard wireless networking solutions for enterprises, service providers, small businesses and homes. With more than 15 years at the forefront of wireless networking innovation and product development, Proxim has solutions that meet the unique needs of every market. Proxim is a member of the Wireless Ethernet Compatibility Alliance and a Promoter of the Home Radio Frequency Working Group. The company is headquartered in Sunnyvale, California, with offices globally. Visit www.proxim.com for more information.

About Western Multiplex

Western Multiplex Corporation makes wireless equipment that connects networks between buildings. The company’s products offer higher bandwidth, faster installation and lower cost compared to wire lines and fiber. The company’s Tsunami™ brand includes point-to-point wireless Ethernet bridges with capacity of up to 430 Mbps, as well as point-to-multipoint systems with capacity of up to 60 Mbps. Western Multiplex also makes wireless equipment for cellular backhaul and other telco applications under its LYNX® brand, which includes Multiple T1/E1 and DS3 wireless links. For more information, visit www.wmux.com.

Safe Harbor

This press release includes forward-looking information and statements that are subject to risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause actual results of Western Multiplex or Proxim to differ materially from those expressed or implied by these forward-looking statements. These statements are often identified by words such as “expect,” “believe,” “anticipate” and “intend.” Statements regarding the anticipated closing of the merger are subject to the risk that the closing conditions will not be satisfied. These and other risks are described in the registration statement on Form S-4 and other filings made by Western Multiplex and Proxim with the Securities and Exchange Commission (the “SEC”), including each company’s annual report on Form 10-K filed on February 25, 2002 and subsequently filed reports.

Further Information

Western Multiplex has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement/prospectus that Western Multiplex and Proxim have mailed to their stockholders. The registration statement and the joint proxy statement/prospectus contain important information about Western Multiplex, Proxim, the merger and related matters. Investors and security holders are urged to read the joint proxy statement/prospectus carefully and are able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. In addition to the registration statement and the joint proxy statement/prospectus, Western Multiplex and Proxim file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Western Multiplex and Proxim at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Western Multiplex’s and Proxim’s filings with the SEC are also available to the public from commercial document-retrieval services and the web site maintained by the SEC at http://www.sec.gov. The registration statement and joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.

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